UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 3
INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES
1. Name and Address of Reporting Person
   Arnold, John C.
   3102 West End Avenue, Suite 1100
   Nashville, TN  37203
   USA
2. Date of Event Requiring Statement (Month/Day/Year)
   01/14/2000
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Issuer Name and Ticker or Trading Symbol
   UCAR International Inc.
   UCR
5. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Director, Human Resources Worldwide
6. If Amendment, Date of Original (Month/Day/Year)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Beneficially Owned                                                                           |
___________________________________________________________________________________________________________________________________|
1. Title of Security                       |2. Amount of          |3. Ownership    |4. Nature of Indirect                          |
                                           |   Securities         |   Form:        |   Beneficial Ownership                        |
                                           |   Beneficially       |   Direct(D) or |                                               |
                                           |   Owned              |   Indirect(I)  |                                               |
___________________________________________________________________________________________________________________________________|
Common Stock                               |10,193                |D               |                                               |
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Common Stock                               |198                   |I               |(1)                                            |
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Beneficially Owned                                                                             |
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1.Title of Derivative   |2.Date Exer-       |3.Title and Amount     |         |4. Conver-|5. Owner-    |6. Nature of Indirect      |
  Security              |  cisable and      |  of Underlying        |         |sion or   |ship         |   Beneficial Ownership    |
                        |  Expiration       |  Securities           |         |exercise  |Form of      |                           |
                        |  Date(Month/      |-----------------------|---------|price of  |Deriv-       |                           |
                        |  Day/Year)        |                       |Amount   |deri-     |ative        |                           |
                        | Date    | Expira- |                       |or       |vative    |Security:    |                           |
                        | Exer-   | tion    |         Title         |Number of|Security  |Direct(D) or |                           |
                        | cisable | Date    |                       |Shares   |          |Indirect(I)  |                           |
___________________________________________________________________________________________________________________________________|
Time Option (right to bu|08/09/95 |01/25/07 |Common Stock, par value|35,177   |$7.60     |D            |                           |
y)                      |         |         | $.01 per share        |         |          |             |                           |
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Performance Option (righ|12/08/97 |01/25/07 |Common Stock, par value|5,817    |$7.60     |D            |                           |
t to buy)               |         |         | $.01 per share        |         |          |             |                           |
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Time Option (right to bu|(2)      |02/08/06 |Common Stock, par value|10,000   |$35.00    |D            |                           |
y)                      |         |         | $.01 per share        |         |          |             |                           |
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Time Option (right to bu|(3)      |09/29/08 |Common Stock, par value|53,000   |$17.06    |D            |                           |
y)                      |         |         | $.01 per share        |         |          |             |                           |
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___________________________________________________________________________________________________________________________________|

Explanation of Responses:
(1) Represents the number of units attributable to the reporting person's participation in the Company Discounted
Stock Fund of the UCAR Carbon Savings
Plan.
(2) 2,500 of such options became exercisable on May 2, 1996 and 2,500 of such options became exercisable on
August 28, 1997. In addition, the reporting person was granted 5,000 options which will vest upon the earlier of (i)
the date on which the closing price of the Company's Common Stock has been at least $50 per share for the previous 20 consecutive trading days or (ii) February 8,
2004.
(3) Of such options, 17,667 vested on each of May 21, 1999 and July 14, 1999 and the remaining 17,666 vested on
September 29, 1999.
SIGNATURE OF REPORTING PERSON
/s/ John C. Arnold
DATE
01/21/00